NEW MOUNTAIN FINANCE CORPORATION

787 Seventh Avenue, 48th Floor

New York, NY 10019

(212) 720-0300

October 6, 2016

VIA EDGAR

Edward P. Bartz, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             New Mountain Finance Corporation

Pre-Effective Amendment No. 1 to the Registration Statement

on Form N-2 (File No. 333-213195)

Filed on October 5, 2016

Dear Mr. Bartz:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), New Mountain Finance Corporation (the “Company”) hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal of Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-213195) and all exhibits thereto (the “Amendment”), which was filed with the Commission on October 5, 2016.  The Company is requesting withdrawal of the Amendment because it was inadvertently transmitted to the Commission under File No. 333-203676 but should have been transmitted under File No. 333-213195. The Amendment was never declared effective and no securities have been sold pursuant thereto. Concurrently herewith, the Company is transmitting the Amendment to the Commission under File No. 333-213195.

If you have any questions with respect to this matter, please contact Lisa A. Morgan of Sutherland Asbill & Brennan LLP at (202) 383-0523.

Sincerely,

/s/ Shiraz Y. Kajee
Shiraz Y. Kajee
Chief Financial Officer